UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2014

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-36573

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

East Boston Savings Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

Meridian Bancorp, Inc.

67 Prospect Street

Peabody, Massachusetts 01960

East Boston Savings Bank 401(k) Plan

*	Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Meridian Bancorp, Inc. (Parent Company of Plan sponsor):

We have audited the accompanying statements of net assets available for benefits of the East Boston Savings Bank 401(k) Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the East Boston Savings Bank 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of East Boston Savings Bank 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 26, 2015

East Boston Savings Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets

Investments at fair value:
Mutual funds	$24,928,267	$24,848,773
Meridian Bancorp, Inc. common stock	4,753,608	508,395
Money market fund	1,423,665	1,709,261

Total investments	31,105,540	27,066,429
Receivables:
Notes receivable from participants	1,258,257	1,235,386

Net assets available for benefits	$32,363,797	$28,301,815

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$699,358	$3,148,652
Dividends and interest on investments	1,615,850	1,083,664

Total investment income	2,315,208	4,232,316

Interest income on notes receivable from participants	64,049	57,398

Contributions:
Employer	1,415,426	1,323,137
Participant	1,847,755	1,685,524
Rollover	1,012,877	1,445,262

Total contributions	4,276,058	4,453,923

Total additions	6,655,315	8,743,637

Deductions from net assets attributed to:
Benefits paid to participants	2,577,273	2,058,049
Administrative expenses	16,060	14,707

Total deductions	2,593,333	2,072,756

Net increase	4,061,982	6,670,881
Net assets available for benefits:
Beginning of the year	28,301,815	21,630,934

End of the year	$32,363,797	$28,301,815

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

1.	DESCRIPTION OF THE PLAN

The following description of the East Boston Savings Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, and related amendments, for more complete information.

General

The purpose of the Plan is to enable participating employees of the East Boston Savings Bank (the “Bank” or “Plan Administrator”) to accumulate capital for their future economic security. The Plan enables participants to supplement their retirement income by accumulating an individual account balance during their years of employment with the Bank.

The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All assets acquired under this Plan as a result of participant and Bank contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of this Plan. The Plan is administered by the Bank for the exclusive benefit of participants in the Plan and their beneficiaries.

Effective January 1, 2013, the Plan was amended to offer Meridian Bancorp, Inc., (the “Company”) the holding company of the Bank, common stock as an investment option to the participants.

Eligibility

Each employee who has completed at least 3 months of service with the Bank and is 18 years of age or older is eligible to make salary deferrals into the Plan. Once an employee has completed 12 months of service with at least 1,000 hours of service, they are eligible to receive the Bank matching and safe harbor profit sharing contributions.

Participant Contributions

An active participant may elect to make two types of contributions to the Plan subject to limitations as defined in the Internal Revenue Code. The contributions may be made on a pre-tax or after-tax Roth basis.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Salary deferral contributions

Each active participant may elect, but shall not be required, to contribute to the Plan a percentage of their compensation up to 75% of compensation, up to the maximum amount allowable under federal regulations. Additionally, a participant may elect to contribute up to 100% of a bonus. These amounts will be submitted to the Plan by the Bank on the participants’ behalf.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 1% of eligible compensation and shall be increased annually by 1% limited to 6% of compensation.

Rollover contributions

An active participant may, at the discretion of the Plan Administrator, contribute to the Plan distributions from other qualified plans or individual retirement accounts, if the contributions satisfy the tax law requirements for a qualified rollover.

Employer Contributions

Matching contributions

Each year the Bank will make a non-discretionary matching contribution up to 50% of employee deferrals. These non-discretionary matching contributions are subject to a maximum of 6% of eligible compensation.

Profit sharing contributions

Each year the Bank will make a safe harbor profit sharing contribution in an amount equal to 3% of eligible compensation.

Vesting

A participant will always have a vested interest of 100% in all Bank contributions in their account and in their salary deferrals and rollover contributions.

Forfeitures

There are no Plan forfeitures since a participants account is 100% vested at all times.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Investment Options

Upon enrollment in the Plan, a participant may direct how their salary deferral, rollover and Bank matching and profit sharing contributions will be invested. Such investment directives may be changed in accordance with the procedures established by the Plan Administrator. A participant may currently choose from the various mutual funds and money market accounts offered through Fidelity Investments, Meridian Bancorp, Inc. common stock and other investments as allowed by the Plan Administrator.

Notes Receivable from Participants

Loans to participants are made in accordance with provisions in the Plan. Each loan shall be fully secured by 100% of the participant’s vested interest in the Plan and shall be limited to 50% of the participant’s vested interest in the Plan. Loans shall be in an amount not less than $1,000 or greater than $50,000. Each loan shall bear an adequate rate of interest as determined by the Plan Administrator and will generally be required to be repaid through regular payroll deductions within five (5) years of the date it is made, unless such loan is used to acquire a principal residence of the participant in which case the term is extended. A participant is not allowed to have more than two loans outstanding at any time.

Distributions

Retirement or Death

Participants who retire will be entitled to 100% of their account balance. Upon death, the participant’s beneficiary will be entitled to a single lump sum distribution of 100% of the account balance or other forms of distributions as allowed by the Plan.

In Service

A participant who has reached age 59 1⁄2 will be entitled to withdraw 100% of their vested account balance.

Other Termination of Employment

Upon termination of employment for any reason other than retirement or death, the participant shall be entitled to receive the entire amount of their vested account balance.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100% vested in their accounts.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Tax Status

The Plan adopted a Fidelity prototype plan, in which the Internal Revenue Service stated in a letter dated March 31, 2008 that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has subsequently been amended since receiving the letter, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (“IRS”) or the Department of Labor (“DOL”). The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS and DOL, however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to examinations for years prior to December 31, 2011.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Hierarchy

Financial instruments are recorded at fair value which is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

The hierarchal framework prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Plan groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three levels of fair value hierarchy are as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Plan recognizes transfers between levels as of the end of the reporting period as if the transfers occurred on the last day of the reporting period. There were no transfers during 2014 and 2013.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Substantially all administrative costs of the Plan were paid by the Bank for the years ended December 31, 2014 and 2013, except for loan origination and annual loan maintenance fees which are paid by the participants that have participant loans and administrative fees charged to accounts of non-active employees.

Reclassification

Certain amounts in the 2013 financial statements have been reclassified to be consistent with the 2014 classifications.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

3.	INVESTMENTS

The fair values of the following individual investments represent 5 percent or more of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013
Artisan Mid Cap Fund Investor Class	*	$1,603,146
Fidelity Blue Chip Growth Fund	*	1,652,369
Fidelity Blue Chip Growth Fund – Class K	$1,767,548	*
Fidelity Diversified International Fund	*	1,460,340
Fidelity Freedom 2020 Fund	2,158,481	1,515,173
Fidelity Freedom 2030 Fund	2,657,561	3,064,137
Fidelity Money Market Trust Retirement Money Market Portfolio	*	1,709,261
Fidelity Small Cap Stock Fund	*	1,504,010
Meridian Bancorp, Inc. Common Stock	4,753,608	*
Spartan 500 Index Fund – Fidelity Advantage Class	2,301,541	2,248,717

*	Investment did not represent 5% or more of Plan’s net assets at respective year end.

The Plan’s net appreciation (depreciation) or investment gain (loss) in the fair value of investments (including dividends reinvested and investments bought, sold, as well as held) during the years ended December 31, 2014 and 2013, was determined by the change in the underlying fair value of investments and amounted to $699,358 and $3,148,652, respectively.

Net appreciation in fair value by investment type is as follows:

	2014	2013
Mutual funds	$148,133	$3,080,569
Meridian Bancorp, Inc. Common Stock	551,225	68,083

	$699,358	$3,148,652

Fair Value Hierarchy

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Meridian Bancorp, Inc. common stock: Valued at the closing price reported on the active market on which the individual security is traded on the last business day of the Plan year.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at Fair Value on a Recurring Basis

The following tables summarize the valuation of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Fair Value
Mutual funds
Target date funds	$10,470,982	$—	$—	$10,470,982
Balanced funds	4,330,647	—	—	4,330,647
Growth funds	5,601,823	—	—	5,601,823
Value funds	2,135,465	—	—	2,135,465
Real estate funds	595,320	—	—	595,320
Bond/fixed income funds	1,794,030	—	—	1,794,030
Common stock	4,753,608	—	—	4,753,608
Money market fund	1,423,665	—	—	1,423,665

Total investments	$31,105,540	$—	$—	$31,105,540

	December 31, 2013
	Level 1	Level 2	Level 3	Fair Value
Mutual funds
Target date funds	$9,743,449	$—	$—	$9,743,449
Balanced funds	6,782,314	—	—	6,782,314
Growth funds	4,397,853	—	—	4,397,853
Value funds	1,479,097	—	—	1,479,097
Real estate funds	378,591	—	—	378,591
Bond/fixed income funds	2,067,469	—	—	2,067,469
Common Stock	508,395	—	—	508,395
Money market fund	1,709,261	—	—	1,709,261

Total investments	$27,066,429	$—	$—	$27,066,429

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

4.	RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses to originate and maintain loans and charged to accounts of non-active employees amounted to $16,060 and $14,707 for the years ended December 31, 2014 and 2013, respectively. Fees paid for investment management services are included as a reduction of the return earned by each mutual fund.

At December 31, 2014 and 2013, the Plan held 423,673 and 55,125 shares of the Company’s common stock with a fair value of $4,753,608 and $508,395 respectively. The share amount at December 31, 2013 was restated to reflect the retroactive recognition of the exchange ratio (2.4484-to-one) applied in the Company’s second-step conversion that occurred on July 28, 2014.

5.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$32,363,797	$28,301,815
Certain deemed distributions of participant loans for Form 5500 reporting purposes	—	(13,242)

Net assets available for benefits per Form 5500	$32,363,797	$28,288,573

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Concluded)

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2014, to Form 5500:

Net increase in net assets available for benefits per the financial statements	$4,061,982
Certain deemed distributions of participant loans for Form 5500 reporting purposes	13,242

Net increase in net assets available for benefits per Form 5500	$4,075,224

East Boston Savings Bank 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

E.I.N. 04-3130808          Plan Number 002

December 31, 2014

a	b		c	d	e
	Identity of issue, borrower, lessor, or similar party	Shares	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost (1)	Current Value
	Allianz Funds	47,368	AllianzGI NFJ Dividend Value Fund Administrative Class		$820,409
	Artisan Funds	28,056	Artisan Mid Cap Fund Investor Class		1,274,864
	Artisan Funds	19,823	Artisan Mid Cap Value Fund Investor Class		488,450
*	Fidelity Investments	25,811	Fidelity Blue Chip Growth Fund – Class K		1,767,548
*	Fidelity Investments	27,409	Fidelity Capital Appreciation Fund – Class K		988,914
*	Fidelity Investments	1,076	Fidelity Cash Reserve Fund		1,076
*	Fidelity Investments	2,217	Fidelity Contrafund – Class K		217,055
*	Fidelity Investments	39,356	Fidelity Diversified International Fund – Class K		1,353,442
*	Fidelity Investments	2,947	Fidelity Dividend Growth Fund – Class K		98,381
*	Fidelity Investments	36,508	Fidelity Freedom 2010 Fund		561,864
*	Fidelity Investments	32,533	Fidelity Freedom 2015 Fund		410,241
*	Fidelity Investments	140,526	Fidelity Freedom 2020 Fund		2,158,481
*	Fidelity Investments	109,140	Fidelity Freedom 2025 Fund		1,434,101
*	Fidelity Investments	164,759	Fidelity Freedom 2030 Fund		2,657,561
*	Fidelity Investments	65,006	Fidelity Freedom 2035 Fund		861,980
*	Fidelity Investments	91,332	Fidelity Freedom 2040 Fund		853,044
*	Fidelity Investments	68,389	Fidelity Freedom 2045 Fund		718,764
*	Fidelity Investments	57,088	Fidelity Freedom 2050 Fund		603,419
*	Fidelity Investments	18,067	Fidelity Freedom 2055 Fund		211,202
*	Fidelity Investments	32	Fidelity Freedom 2060 Fund		325
*	Fidelity Investments	26,519	Fidelity Freedom Income Fund		307,092
*	Fidelity Investments	81,666	Fidelity Limited Term Government Fund		818,290
*	Fidelity Investments	16,466	Fidelity Low-Priced Stock Fund – Class K		826,606
*	Fidelity Investments	14,573	Fidelity Real Estate Investment Portfolio		595,320
*	Fidelity Investments	1,423,665	Fidelity Money Market Trust Retirement Money Market Portfolio		1,423,665
*	Fidelity Investments	51,437	Glenmede Small Cap Equity Portfolio Class Advisor		1,333,238
*	Fidelity Investments	31,593	Spartan 500 Index Fund – Fidelity Advantage Class		2,301,541
*	Fidelity Investments	3,262	Spartan Extended Market Index Fund – Fidelity Advantage Class		180,010
*	Fidelity Investments	2,966	Spartan International Index Fund – Fidelity Advantage Class		110,385
*	Fidelity Investments	83,092	Spartan U.S. Bond Index Fund – Fidelity Advantage Class		974,664
*	Meridian Bancorp, Inc.	423,673	Meridian Bancorp, Inc. Common Stock		4,753,608
*	Notes receivable from participants		Interest rates of 5.00%		1,258,257

			Total assets		$32,363,797

There were no investment assets which were both acquired and disposed of during the Plan year.

(1)	Cost information is not required for participant directed investments.

*	Represents a party-in-interest.

See report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST BOSTON SAVINGS BANK 401(k) PLAN (Name of Plan)

Date: June 26, 2015	By:	/s/ Mark L. Abbate
Mark L. Abbate Executive Vice President, Treasurer and Chief Financial Officer of Meridian Bancorp, Inc.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm